UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	Form 10-C

	REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
	INTERDEALER QUOTATION SYSTEM

	Filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder

	Guest Supply, Inc.
	(Exact name of issuer as specified in charter)

	720 U.S. Highway One, North Brunswick, NJ 08902
	(Address of principal executive offices)

Issuer's telephone number, including area code:  (908) 246-3011


I.	CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.	Title of security:  Common Stock, without par value
2.	Number of shares outstanding before the change:	4,097,596
3.	Number of shares outstanding after the change:	6,146,394
4.	Effective date of change:  October 24, 1995
5.	Method of change:
	Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.):  stock split
	Give brief description of transaction:  Guest Supply, Inc. effected a 3-for-2 stock split paid in the form of a 50% stock dividend to the shareholders of record on October 3, 1995

II.	CHANGE IN NAME OF ISSUER

1.	Name prior to change
2.	Name after change
3.	Effective date of charter amendment changing name
4.	Date of shareholder approval of change, if required

Date:  November 2, 1995			/s/ James Riesenberg
                      			(Officer's signature & title)
							                  Vice President - Operations